                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 13

                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)

                                  740329-10-7
                                  -----------
                                 (CUSIP Number)

                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 16, 1999
                               ----------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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


CUSIP No. 740329-10-7
--------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership            Crystal Diamond, Inc.     Roy M. Speer
     88-0224372               88-0223159                ###-##-####
--------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [x]
     of a Group  (See Instructions)                         (b) [ ]
--------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------
(4)  Source of Funds
                                                   PF
--------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
--------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
--------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                            0
by Each Reporting              -------------------------------------
Person With                    (8)  Shared Voting Power
                                              0
                               -------------------------------------
                               (9)  Sole Dispositive Power
                                              0
                               -------------------------------------
                               (10) Shared Dispositive Power
                                              0
--------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 0 shares
     Crystal Diamond, Inc. -- 0 shares
     Roy M. Speer -- 0 shares
--------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              [ ]
     Excludes Certain Shares
--------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 0%
     Crystal Diamond, Inc. -- 0%
     Roy M. Speer -- 0%
--------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN






                               Page 2 of 7 Pages

Securities and Exchange Commission
Washington, D.C.
Schedule 13D
----------------------------------
         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 and by that Amendment No. 8 to the Schedule 13D dated March 4, 1998 and by that Amendment No. 9 to the Schedule 13D dated April 22, 1998 and by that Amendment No. 10 to the Schedule 13D dated August 31, 1998 and by that Amendment No. 11 to the
Schedule 13D dated October 27, 1998 and by that Amendment No. 12 to the
Schedule 13D dated February 16, 1999 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4(a) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

                               Page 3 of 7 Pages

          On March 16, 1999, Speer, RMS and Anschutz consummated the transactions contemplated by the Asset Purchase Agreement. The PSI Interests were treated as Assets under the Asset Purchase Agreement and were transferred to Anschutz at the closing. As a result of the transfer of the PSI Interests, RMS, Crystal Diamond, Inc., and Roy M. Speer no longer have any beneficial interest in PSI.

                               Page 4 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On March 16, 1999, Speer, RMS and Anschutz consummated the transactions contemplated by the Asset Purchase Agreement. The PSI Interests were treated as Assets under the Asset Purchase Agreement and were transferred to Anschutz at the closing. As a result of the transfer of the PSI Interests, RMS, Crystal Diamond, Inc., and Roy M. Speer no longer have any beneficial interest in PSI.




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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 1999


                                              /s/ Roy M. Speer
                                              ---------------------------
                                              Roy M. Speer


                                              RMS LIMITED PARTNERSHIP,
                                              a Nevada limited partnership


                                              /s/ C. Thomas Burton, Jr.
                                              ---------------------------
                                              C. Thomas Burton, Jr.
                                              President
                                              of Crystal Diamond, Inc.,
                                              General Partner of
                                              RMS Limited Partnership


                                              CRYSTAL DIAMOND, INC.,
                                              a Nevada corporation


                                              /s/ C. Thomas Burton, Jr.
                                              ---------------------------
                                              C. Thomas Burton, Jr.
                                              President





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